Exhibit 99.2

Global Ship Lease Announces Notice for the Full Redemption of its 9.875% First Priority Secured Notes Due 2022

LONDON, January 8, 2021 (GLOBE NEWSWIRE) – Global Ship Lease, Inc. (NYSE: GSL) (the “Company”) today announced that it has issued a notice of optional full redemption for all of the currently outstanding $233,436,000 aggregate principal amount of its 9.875% First Priority Secured Notes due 2022 (the “Notes”) at a redemption price equal to 102.469% of the principal amount thereof (the “Redemption Price”) plus accrued and unpaid interest to, but not including, the redemption date of January 20, 2021 (the “Redemption Date”). Interest on the Notes will cease to accrue on and after the Redemption Date. The Company intends to pay the Redemption Price using funds from the drawdown of its previously-announced $236.2 million senior secured loan facility with Hayfin Capital Management, LLP (the “Hayfin Loan”), along with cash on hand. Completion of the redemption is subject to the satisfaction of certain conditions precedent to the Hayfin Loan that would permit the Company to irrevocably deposit funds sufficient for the redemption in accordance with the requirements of the indenture governing the Notes (the “Indenture”).
A notice of optional redemption has been, or will be, sent to the registered holders of the Notes on or about January 8, 2021, pursuant to the requirements of the Indenture. All Notes must be surrendered in accordance with such notice to collect the Redemption Price plus accrued interest.
Upon completion of the redemption, all Notes will be cancelled and the Notes will no longer trade on The International Stock Exchange.
Pursuant to an agreement we entered into with KEP VI (Newco Marine) Ltd. and KIA VIII (Newco Marine) Ltd. (together, “Kelso”), both affiliates of Kelso & Company, a U.S. private equity firm, in September 2019, Kelso agreed to exercise its right to convert its 250,000 Series C Preferred Shares, representing all such shares outstanding, into Class A common shares of the Company upon the repayment in full of the Notes (the “Conversion”). In connection with the Conversion, the Company expects to issue an aggregate of 12,955,188 Class A common shares to Kelso following the Redemption Date. As the pre-conversion Series C Preferred Shares are entitled to dividends on a pari passu basis with the underlying Class A Common Shares, the Conversion results in no effective change to  capital distribution rights.
About Global Ship Lease
Global Ship Lease is a leading independent owner of containerships with a diversified fleet of mid-sized and smaller containerships. Incorporated in the Marshall Islands, Global Ship Lease commenced operations in December 2007 with a business of owning and chartering out containerships under fixed-rate charters to top tier container liner companies. On November 15, 2018, it completed a strategic combination with Poseidon Containers.
Global Ship Lease owns 43 containerships, ranging from 2,207 to 11,040 TEU, with a total capacity of 245,280 TEU and an average age, weighted by TEU capacity, of 13.4 years as at September 30, 2020. 25 ships are Post-Panamax, of which nine are fuel-efficient new-design wide-beam.
Adjusted to include all charters agreed, and ships acquired or divested, up to November 12, 2020, the average remaining term of the Company’s charters at September 30, 2020, to the mid-point of redelivery, including options under the Company’s control, was 2.3 years on a TEU-weighted basis. Contracted revenue on the same basis was $688.9 million. Contracted revenue was $764.9 million, including options under charterers’ control and with latest redelivery date, representing a weighted average remaining term of 2.6 years.

Forward-Looking Statements

This press release contains forward-looking statements. Forward-looking statements provide the Company’s current expectations or forecasts of future events. Forward-looking statements include statements about the Company’s expectations, beliefs, plans, objectives, intentions, assumptions and other statements that are not historical facts. Words or phrases such as “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “may,” “ongoing,” “plan,” “potential,” “predict,” “project,” “will” or similar words or phrases, or the negatives of those words or phrases, may identify forward-looking statements, but the absence of these words does not necessarily mean that a statement is not forward-looking. These forward-looking statements are based on assumptions that may be incorrect, and the Company cannot assure you that the events or expectations included in these forward-looking statements will come to pass. Actual results could differ materially from those expressed or implied by the forward-looking statements as a result of various factors, including the factors described in “Risk Factors” in the Company’s Annual Report on Form 20-F and the factors and risks the Company describes in subsequent reports filed from time to time with the U.S. Securities and Exchange Commission.  Accordingly, you should not unduly rely on these forward-looking statements, which speak only as of the date of this press release. The Company undertakes no obligation to publicly revise any forward-looking statement to reflect circumstances or events after the date of this press release or to reflect the occurrence of unanticipated events.

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The IGB Group
Bryan Degnan
646-673-9701
or
Leon Berman
212-477-8438